[redacted]

AB 2/6

SEC Mail Processing Section

JAN 29 2008

Washington, DC
101

SECU[...] ISSION

08025274

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31616

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/06 (MM/DD/YY) AND ENDING 11/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aegis Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

810 Seventh Avenue
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Geoffrey Hammell (212) 813-1010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 12 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

2/11

OATH OR AFFIRMATION

I, Robert J. Eide, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aegis Capital Corp., as of November 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RICHARD R BORGNER
Notary Public - State of New York
NO. 01BO6090162
Qualified in Nassau County
My Commission Expires 4/7/2011

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AEGIS CAPITAL CORP.

Financial Statements
November 30, 2007

AEGIS CAPITAL CORP.

Table of Contents
November 30, 2007

PAGE

INDEPENDENT AUDITORS' REPORT 1

FINANCIAL STATEMENTS

Statement of Financial Condition 2
Statement of Income 3
Statement of Changes in Stockholder's Equity 4
Statement of Changes in Subordinated Borrowings 5
Statement of Cash Flows 6

NOTES TO FINANCIAL STATEMENTS 7-11

SUPPLEMENTARY INFORMATION

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 12

Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 13

Schedule III - Reconciliation Under Rule 17a-5(d)(4) of the Securities and Exchange Commission 14

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 15-16

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212.481.3274 (fax)

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Aegis Capital Corp.

We have audited the accompanying statement of financial condition of Aegis Capital Corp. as of November 30, 2007 and the related statements of income, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aegis Capital Corp. as of November 30, 2007 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
January 28, 2008

AEGIS CAPTIAL CORP.

Statement of Financial Condition
November 30, 2007

ASSETS	
Cash and cash equivalents	$ 39,793
Receivables from brokers	2,491,643
Receivables from affiliate companies	117,502
Receivables from officers, directors, and employees	1,491,263
Securities owned:	
Marketable, at market value	70,161
Not readily marketable, at estimated fair value	662,604
Prepaid expenses and other	31,269
Equipment, fixtures, and improvements - net of accumulated depreciation and amortization of $561,780	121,728
Deposits	81,314
	$5,107,277
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Notes payable	$ 24,118
Accounts payable and accrued expenses	90,038
Due to brokers	1,706,755
Securities sold, not yet purchased at market value	169
Other	10,000
	1,831,080
Subordinated loans	2,460,000
Commitment and contingencies	
Stockholder's equity:	
Common stock - $1.00 par value - 1,000 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	1,501,865
Accumulated (deficit)	(685,768)
	816,197
	$5,107,277

See notes to financial statements.

AEGIS CAPITAL CORP.

Statement of Income
For the Year Ended November 30, 2007

Revenues	
Commissions	$3,808,301
Placement fees	1,208,941
Realized gain on firm trading investments	4,075,283
Unrealized loss on firm investments	(148,151)
Management fee income	308,571
Interest and dividends	515,033
Miscellaneous income	36,602
	9,804,580
Expenses	
Commissions	2,781,602
Clearing and brokerage charges	955,115
Salaries - trading	1,342,718
- officers	314,796
- administration	709,640
Employee payroll taxes	198,059
Regulatory fees and expenses	24,895
Consulting and professional fees	1,497,695
Office, administrative, and other operating	1,511,723
Occupancy cost - rent	296,074
- utilities and taxes	159,670
	9,791,987
Income Before Depreciation, Amortization, and Interest Expense	12,593
Depreciation and Amortization	97,601
Interest Expense	255,219
Net Loss	$ (340,227)

See notes to financial statements.

AEGIS CAPITAL CORP.

Statement of Changes in Stockholder's Equity
For the Year Ended November 30, 2007

	Common Stock	Additional Paid-in Capital	Accumulated (Deficit)	Total
Balance - November 30, 2006	$ 100	$ 1,501,865	$ (345,541)	$ 1,156,424
Net Loss	-	-	(340,227)	(340,227)
Balance - November 30, 2007	$ 100	$ 1,501,865	$ (685,768)	$ 816,197

See notes to financial statements.

AEGIS CAPITAL CORP.

Statement of Changes in Subordinated Borrowings
For the Year Ended November 30, 2007

Subordinated Borrowings - November 30, 2006	$ 2,460,000
Increases (Decreases) - current year	-
Subordinated Borrowings - November 30, 2007	$ 2,460,000

See notes to financial statements.

AEGIS CAPITAL CORP.

Statement of Cash Flows
For the Year Ended November 30, 2007

Cash Flows From Operating Activities	
Net loss	$ (340,227)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	97,601
Reclassification of employee advances to salaries	373,972
Accrual of interest on receivables from officers, directors, and employees	(48,436)
Loss on disposal of asset	624
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Receivables from brokers	(669,051)
Securities owned	499,035
Prepaid expenses and other	(20,357)
Increase (decrease) in:	
Accounts payable and accrued expenses	(181,054)
Due to brokers	595,582
Securities sold, not yet purchased at market value	(431)
	307,258
Cash Flows From Investing Activities	
Redemption of cash value life insurance	22,067
Advances to affiliate companies	(1,377,139)
Advances to officers, directors, and employees	(294,716)
	(1,649,788)
Cash Flows From Financing Activities	
Proceeds from note payable	7,500
Principal payments of notes payable	(22,767)
Repayment of advances to affiliated companies	1,310,115
Repayment of advances to officers, directors, and employees	7,720
	1,302,568
Decrease in Cash and Cash Equivalents	(39,962)
Cash and Cash Equivalents - beginning of year	79,755
Cash and Cash Equivalents - end of year	$ 39,793
Supplemental Cash Flow Information	
Cash paid for interest	$ 122,197

See notes to financial statements.

1 - Organization and Business

Aegis Capital Corp. (the "Company") was incorporated on January 30, 1984 under the laws of the State of New York. The Company is a wholly-owned subsidiary of Aegis Capital Holding Corp. (the "Parent") and maintains offices in New York, Virginia, and Florida.

The Company is registered with the Securities and Exchange Commission as a broker/dealer pursuant to the Securities Exchange Act of 1934. It is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation.

The Company earns commissions from the purchase and sale of securities on behalf of customers as an introducing broker. All transactions related to publicly traded equity and debt securities are cleared through other broker/dealers (the "Clearing Brokers") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3. The Company's business also includes making markets in certain publicly traded securities whereby the Company realizes gains and losses from trading.

The Company also acts on behalf of customers in managing certain security offerings and in the placement of corporate debt, bank loans, and other debt instruments.

2 - Summary of Significant Accounting Policies

a. ***Cash Equivalents*** - For purposes of the Statement of Cash Flows, the Company considers all short term debt securities purchased with a maturity of three months or less as well as money market funds to be cash equivalents.

b. ***Securities Transactions*** - Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

c. ***Revenue Recognition*** - Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC or whose prices are reported by the NASDAQ are recorded on a trade date basis as required by generally accepted accounting principles. Commissions earned from other trading activities are recorded as transactions when closed between buyers and sellers.

d. ***Depreciation and Amortization*** - Equipment, fixtures, and improvements are stated at cost. Replacements, maintenance, and repairs which do not improve or extend the life of an asset are expensed. Equipment, fixtures, and improvements are depreciated using the straight-line and accelerated methods over estimated useful lives of five to seven years.

Continued

e. ***Income Taxes*** - The Company, with the consent of its stockholder, files as a subsidiary included in the consolidated federal and state income tax returns of its Parent. The Parent has elected under the Internal Revenue Code to be an S corporation. The stockholders of an S corporation individually report for tax purposes their proportionate share of the Company's taxable income or loss. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

f. ***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - Receivables and Payables to Brokers

The clearing and depository operations for the Company's and customers' securities transactions are provided by the Clearing Brokers pursuant to clearance agreements. At November 30, 2007, the amount due from the Clearing Brokers represents cash deposits maintained at the Clearing Brokers and commission revenue earned as an introducing broker for its customers, net of clearing expenses. The amount payable to Clearing Brokers at November 30, 2007 represents margin cost, clearing charges, and other fees.

The amount receivable from and payable to the Clearing Brokers consist of the following:

	Receivable	*Payable*
Clearing deposits	$ 1,822,980	$ -
Cash held in accounts at clearing brokers	6,246	-
Fees and commissions receivable	662,417	-
Payable to clearing brokers	-	(1,706,755)
	$ 2,491,643	$ (1,706,755)

The Company has agreed to indemnify the Clearing Brokers for losses that they may sustain from the customer accounts introduced by the Company. Losses, if any, on customer accounts are recorded as an offset of commission income.

4 - Receivables From Affiliate Companies

The Company has advanced funds to its Parent and corporations wholly-owned by the stockholders of its Parent. The advances are without interest and are payable on demand.

5 - Receivables From Officers, Directors, and Employees

The Company has advanced funds to certain officers, directors, and employees. The advances to employees are made on a short-term basis and do not bear interest. Funds loaned to officers and directors are payable on demand and bear interest at 4% per annum. At November 30, 2007, the aggregate amount of accrued and unpaid interest is $325,909. Included in interest income for the year ended November 30, 2007 is interest from officers and directors totaling $48,436.

Included in consulting and professional fees for the year ended November 30, 2007 are payments to officers and directors totaling $1,335,021.

6 - Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values as follows:

	Owned	*Sold, Not Yet Purchased*
Corporate stocks	$ 70,161	$ 169

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At November 30, 2007, these securities at estimated fair values consist of the following:

Equities - corporate stocks	$ 31,774
Warrants	290,700
Other	340,130
	$ 662,604

7 - Equipment, Fixtures, and Improvements

Equipment, fixtures, and improvements are stated at cost and are summarized as follows:

Equipment - office and data processing	$ 444,349
Furniture and fixtures	132,505
Leasehold improvements	106,654
	683,508
Less: Accumulated depreciation and amortization	561,780
	$ 121,728

Depreciation and amortization expense for the year ended November 30, 2007 amounted to $97,601.

8 - Notes Payable

Notes payable consist of obligations to the FINRA in the original aggregate amounts of $57,500. The balance remaining as of November 30, 2007 is $24,118. The notes bear interest between 10.5% and 11.25% per annum and are payable in monthly aggregate installments of $2,258, including interest and with the last note maturing on December 11, 2008.

9 - Subordinated Loans

The borrowings under subordination agreements at November 30, 2007 are as follows:

Subordinated notes payable to Ridge Clearing and Outsourcing Services, Inc. - interest at 6% per annum - due September 30, 2010	$ 2,000,000
Subordinated notes payable to officers and directors - interest at 10% per annum - due June 30, 2011	100,000
Subordinated notes payable to officers and directors - interest at 15% per annum - due June 30, 2011	100,000
Subordinated notes payable to officers and directors - interest at 12% per annum - due June 1, 2009	35,000
Subordinated notes payable to officers and directors - interest at 12% per annum - due August 30, 2010	125,000
Subordinated notes payable to officers and directors - interest at 8% per annum - due December 30, 2010	100,000
	$ 2,460,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

One of the Company's officers has agreed to guarantee $500,000 of the subordinated loans payable to Ridge Clearing and Outsourcing Services, Inc.

For the year ended November 30, 2007, interest expense on all subordinated loans at stated interest rates is $172,200. However, interest payable, in the amount of $52,200, on the notes payable to officers and directors maturing in June 2009, June 2011, August 2010, and December 2010, was waived and, therefore, interest expense related to subordinated loans reflected in the Statement of Operations is $120,000.

10 - Commitments and Contingencies

The Company subleases office space located in New York City, New York, from its Parent under a rent sharing agreement. The rent sharing agreement requires the Company to pay a proportionate share of the annual rent and other charges through May 2015, the expiration of the underlying lease obligation of the Parent. For the year ended November 30, 2007, the total amount paid by the Company under this agreement was $236,130.

The Company is obligated under a lease agreement for its office space located in Springfield, Virginia effective August 1, 2006. The lease provides for annual rent payments of approximately $50,000 and increases each year at 3% through July 31, 2009, the expiration date.

Net minimum future rental payments pursuant to the above leases as of November 30, 2007 for the next five years and in the aggregate are:

November 30,		
2008	$	259,046
2009	$	242,249
2010	$	216,414
2011	$	226,251
2012	$	226,251
Thereafter	$	565,628

Net rent expense amounted to $296,074 for the year ended November 30, 2007.

The Company maintains cash balances at financial institutions subject to Federal Deposit Insurance Corporation ("FDIC") regulations. At times, amounts on deposit exceed the FDIC insurance limit of $100,000.

11 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission ("SEC") Rule 15c3-1. At November 30, 2007, the Company was in compliance with these requirements.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital, as defined, and aggregate indebtedness and debt-to-debt equity ratios. At November 30, 2007, the Company had net capital of $759,993, which was $637,871 in excess of its required minimum net capital of $122,122. The Company's net capital ratio was 2.41 to 1.

12 - OFF-BALANCE-SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with a clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

AEGIS CAPITAL CORP.

Supplementary Information - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
November 30, 2007 — *Schedule I*

COMPUTATION OF NET CAPITAL	
Total Stockholder's Equity Qualified for Net Capital	$ 816,197
Additions:	
Liabilities subordinated to claims of general creditors allowable in the computation of net capital	2,460,000
	3,276,197
Deductions:	
Non-allowable assets - assets not readily convertible to cash:	
Securites owned not readily marketable	662,604
Equipment, fixtures, and improvements - net book value	121,728
Receivables from non-customers	1,608,765
Prepaid expenses and other	31,269
Deposits	81,314
	2,505,680
Net Capital Before Haircuts	770,517
Haircuts On Securities:	
Securities	10,524
Net Capital	$ 759,993
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Computation of Aggregate Indebtedness:	
Notes payable	$ 24,118
Accounts payable and accrued expenses	90,037
Due to brokers	1,706,755
Other	10,000
Aggregate indebtedness	$ 1,830,910
Minimum Net Capital Requirement - 6.67% of adjusted aggregate indebtedness	$ 122,122
Net Capital Requirement - under SEC Rule 15c3-1, greater of minimum net capital requirement or $100,000	$ 122,122
Net Capital in Excess of SEC Rule 15c3-1 Requirement	$ 637,871
Percentage of Aggregate Indebtedness to Net Capital	241%
Ratio of Aggregate Indebtedness to Net Capital	2.41 to 1

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as of November 30, 2007 in accordance with Rule 15c3-3(k)(2)(ii).

Reconciliation of Computation of Net Capital

1.	Net Capital, per Focus Report, Part IIA	$ 872,318
	Reclassification of receivable originally classified as an allowable asset to a non-allowable asset, net of related accrued liability	(135,351)
	Adjustments to reclass additional expenses	23,026
		(112,325)
	Net Capital, as defined, per Schedule I	$ 759,993

2.	Aggregate indebtedness per Focus Report, Part IIA	$ 259,634
	Reclassification of liabilty originally offseting recievables from brokers	1,706,755
	Reclassification of liabilty originally offseting cash	32,898
	Adjustment for over accrual of expenses	(168,377)
		1,571,276
	Aggregate indebtedness per per Schedule I	$ 1,830,910

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212.481.3274 (fax)

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors of
Aegis Capital Corp.

In planning and performing our audit of the financial statements of Aegis Capital Corp. (the "Company"), as of and for the year ended November 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedure referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

To the Board of Directors of
Aegis Capital Corp.
Page Two

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weakness. We did not identify any deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
January 28, 2008

END